MANAGEMENT’S DISCUSSION & ANALYSIS

INTRODUCTION
This discussion and analysis by management (“MD&A”) of West Fraser Timber Co. Ltd.’s (“West Fraser”, the “Company”, “we”, “us”, or “our”) financial performance for the three and six months ended June 30, 2023 should be read in conjunction with: (i) our unaudited condensed consolidated interim financial statements and accompanying notes for the three and six months ended June 30, 2023 (“Interim Financial Statements”); (ii) our audited annual consolidated financial statements and accompanying notes for the year ended December 31, 2022 (“Annual Financial Statements”), which have been prepared in accordance with International Financial Reporting Standards as issued by the International Accounting Standards Board ("IFRS"); and (iii) our related 2022 annual MD&A (“Annual MD&A”).
The Company’s fiscal year is the calendar year ending December 31. Effective January 1, 2023, the Company’s fiscal quarters are the 13-week periods ending on the last Friday of March, June, and September with the fourth quarter ending December 31. References to the three months ended June 30, 2023 and the second quarter of 2023 relate to the 13-week period ended June 30, 2023.
Unless otherwise indicated, the financial information contained in this MD&A is derived from our Interim Financial Statements, which have been prepared in accordance with International Accounting Standard 34 Interim Financial Reporting as issued by the International Accounting Standards Board. This MD&A uses various Non-GAAP and other specified financial measures, including “Adjusted EBITDA”, “Adjusted EBITDA by segment”, “available liquidity”, “total debt to capital ratio”, “net debt to capital ratio”, and “expected capital expenditures”. An explanation with respect to the use of these Non-GAAP and other specified financial measures is set out in the section titled “Non-GAAP and Other Specified Financial Measures”.
This MD&A includes statements and information that constitute “forward-looking information” within the meaning of Canadian securities laws and “forward-looking statements” within the meaning of United States securities laws (collectively, “forward-looking statements”). Please refer to the cautionary note titled “Forward-Looking Statements” for a discussion of these forward-looking statements and the risks that impact these forward-looking statements.
This MD&A uses capitalized terms, abbreviations and acronyms that are defined under “Glossary of Key Terms”. Dollar amounts are expressed in the United States (“U.S.”) currency unless otherwise indicated. Figures have been rounded to millions of dollars to reflect the accuracy of the underlying balances and as a result certain tables may not add due to rounding impacts. The information in this MD&A is as at July 26, 2023 unless otherwise indicated.

OUR BUSINESS AND STRATEGY
West Fraser is a diversified wood products company with facilities in Canada, the U.S., the U.K. and Europe, manufacturing, selling, marketing and distributing lumber, engineered wood products (OSB, LVL, MDF, plywood, particleboard), pulp, newsprint, wood chips and other residuals and renewable energy. Our business is comprised of 34 lumber mills, 15 OSB facilities, 6 renewable energy facilities, 5 pulp and paper mills, 3 plywood facilities, 3 MDF facilities, 2 particleboard facilities, 1 LVL facility, 1 treated wood facility, and 1 veneer facility.
Our goal at West Fraser is to generate strong financial results through the business cycle, supported by robust product and geographic diversity, and relying on our committed workforce, the quality of our assets and our well-established people and culture. This culture emphasizes cost control in all aspects of the business and operating in a responsible, sustainable, financially conservative and prudent manner.
The North American wood products industry is cyclical and periodically faces difficult market conditions. Our earnings are sensitive to changes in world economic conditions, primarily those in North America, Asia and Europe and particularly to the U.S. housing market for new construction and repair and renovation spending. Most of our revenues are from sales of commodity products for which prices are sensitive to variations in supply and demand. As many of our costs are denominated in Canadian dollars, British pounds sterling and Euros, exchange rate fluctuations of the Canadian dollar,

British pound sterling and Euro against the United States dollar can and are anticipated to be a significant source of earnings volatility for us.
West Fraser strives to make sustainability a central principle upon which we and our people operate, and we believe the Company’s renewable building materials that sequester carbon are a truly natural solution in the fight against climate change. There are numerous government initiatives and proposals globally to address climate-related issues. Within the jurisdictions of West Fraser’s operations, some of these initiatives would regulate, and do regulate and/or tax the production of carbon dioxide and other greenhouse gases to facilitate the reduction of carbon emissions, providing incentives to produce and use cleaner energy. In April 2023, the Science Based Targets Initiative (“SBTi”) completed its validation of the science-based targets we set in the first quarter of 2022. This validation further supports West Fraser’s plan to achieve near-term greenhouse gas (“GHG”) reductions across all our operations located in the United States, Canada, U.K. and Europe.
We believe that maintaining a strong balance sheet and liquidity profile, along with our investment-grade debt rating, enables us to execute a balanced capital allocation strategy. Our goal is to reinvest in our operations across all market cycles to strategically enhance productivity, product mix, and capacity and to maintain a leading cost position. We believe that a strong balance sheet also provides the financial flexibility to capitalize on growth opportunities, including the pursuit of opportunistic acquisitions and larger-scale strategic growth initiatives, and is a key tool in managing our business over the long term including returning capital to shareholders.

RECENT DEVELOPMENTS
Markets
In North America, changes in new home construction activity in the U.S. are a significant driver of lumber and OSB demand. According to the U.S. Census Bureau, the seasonally adjusted annualized rate of U.S. housing starts was 1.43 million units in June 2023, with permits issued of 1.44 million units. U.S. housing starts were 1.55 million units for the full year 2022 and 1.60 million units in 2021. Despite the upward trend in interest rates over the last several quarters and the related impact on housing affordability, resilience of consumers, labour markets and the broader economy have supported robust levels of new home construction. With easing inflationary price pressures, central bankers across North America have suggested that the current rate hiking cycle may be nearing an end. Further, low supply of existing homes for sale and changes in home ownership trends in support of greater demand for work from home flexibility, are expected to support core longer-term demand for home construction activity. Notwithstanding these factors, should the economy and employment slow more broadly, interest rates increase more than currently expected or housing prices not adjust lower in the face of higher mortgage rates, housing affordability may continue to be impacted, which could reduce near-term demand for new home construction and thus near-term demand for our wood-based building products.
Demand for our products used in repair and remodelling applications was stable in the second quarter. There is risk that persistent cost inflation may temper consumer spending and growth in near-term repair and remodelling demand, which is consistent with industry forecasts that levels of spending on repair and remodelling activity will continue to stabilize in the near term. However, over the medium and longer term an aging housing stock and the apparent entrenchment of greater work-from-home flexibility are expected to continue to drive renovation and repair spending that supports lumber, plywood and OSB demand.
In terms of supply fundamentals, year-to-date imports of lumber from Europe remain higher year-over-year but the rate of imports has showed signs of slowing in recent months. Should these imports trend higher, the rebalancing of supply and demand for lumber products in North America may experience an extended time to recovery, particularly for SPF products that compete more directly with European lumber imports.
Demand for our pulp products experienced significant weakness in the second quarter as concerns of a global economic slowdown reduced demand for paper in China and Europe. Additionally, conversion of Russian NBSK pulp mills to UKP created conditions of UKP oversupply. This weakness in pulp demand, which resulted in significant inventory write-downs in the Pulp & Paper segment during Q2-23, is expected to continue at least through the third quarter.

Sale of Hinton pulp mill
On July 10, 2023, the Company announced an agreement to sell its unbleached softwood kraft pulp mill in Hinton, Alberta to Mondi Group plc (“Mondi”), a global leader in sustainable packaging and paper.
Under the terms of the agreement, Mondi will purchase specified assets, including property, plant and equipment and working capital, and assume certain liabilities related to the Hinton pulp mill in exchange for a base purchase price of $5 million prior to working capital and other adjustments specified in the asset purchase agreement.
The transaction establishes a long-term partnership between the two companies in the region. Pursuant to the transaction, West Fraser will continue to supply fibre to the Hinton mill under a long-term contract, via residuals from West Fraser's Alberta sawmills. The transaction is anticipated to close in 2023 following successful completion of customary regulatory reviews and satisfaction of customary conditions.
Asset impairments
We recorded impairment charges of $129 million for the three months ended June 30, 2023, including $122 million in relation to the sale of the Hinton pulp mill and an impairment loss of $7 million in relation to an equity accounted investment in our lumber segment that produces and distributes wood pellets.

SECOND QUARTER RESULTS

Summary Results ($ millions)	Q2-23	Q1-23	YTD-23	Q2-22	YTD-22
Earnings
Sales	$1,608	$1,627	$3,235	$2,887	$5,997
Cost of products sold	(1,194)	(1,245)	(2,439)	(1,385)	(2,562)
Freight and other distribution costs	(230)	(234)	(464)	(275)	(495)
Export duties, net	(25)	(13)	(38)	(16)	(43)
Amortization	(135)	(138)	(273)	(144)	(301)
Selling, general and administration	(78)	(76)	(154)	(87)	(181)
Equity-based compensation	(12)	(2)	(14)	1	6
Restructuring and impairment charges	(129)	(3)	(132)	—	(13)
Operating earnings	(196)	(85)	(281)	981	2,408
Finance income (expense), net	9	7	16	(3)	(10)
Other income	10	14	24	24	24
Tax recovery (provision)	46	21	67	(240)	(570)
Earnings	$(131)	$(42)	$(173)	$762	$1,852

Adjusted EBITDA[1]	$80	$58	$138	$1,124	$2,716
1.This is a non-GAAP financial measure. Refer to the “Non-GAAP and Other Specified Financial Measures” section of this document for more information on this measure.

Selected Quarterly Amounts ($ millions, unless otherwise indicated)	Q2-23	Q1-23	Q4-22	Q3-22	Q2-22	Q1-22	Q4-21	Q3-21
Sales	$1,608	$1,627	$1,615	$2,088	$2,887	$3,110	$2,038	$2,358
Earnings	$(131)	$(42)	$(94)	$216	$762	$1,090	$334	$460
Basic EPS (dollars)	(1.57)	(0.50)	(1.12)	2.50	7.66	10.35	3.13	4.20
Diluted EPS (dollars)	(1.57)	(0.52)	(1.13)	2.50	7.59	10.25	3.13	4.20
Pricing for our products improved through Q4-21 and Q1-22, although these pricing gains were offset in part by lower shipments as a result of constraints on transportation availability. Subsequent decreases in sales and earnings through Q1-23 were driven primarily by decreases in lumber and OSB pricing and inventory write-downs. Earnings decreased in Q2-23 due to lower product pricing and maintenance-related downtime in our pulp segment and incremental production curtailments in our Canadian lumber operations, offset in part by higher OSB pricing. Impairment charges were also a contributing factor to lower earnings during Q2-23. The cost inflation that impacted our results through Q3-22 moderated through Q2-23.
Discussion & Analysis by Product Segment
Lumber Segment

Lumber Segment Earnings ($ millions unless otherwise indicated)	Q2-23	Q1-23	YTD-23	Q2-22	YTD-22
Sales
Lumber	$643	$650	$1,293	$1,229	$2,635
Wood chips and other residuals	75	77	152	74	152
Logs and other	10	28	38	23	40
	728	755	1,483	1,326	2,827
Cost of products sold	(547)	(596)	(1,143)	(687)	(1,217)
Freight and other distribution costs	(105)	(107)	(211)	(128)	(225)
Export duties, net	(25)	(13)	(38)	(16)	(43)
Amortization	(44)	(46)	(91)	(44)	(90)
Selling, general and administration	(41)	(40)	(80)	(46)	(97)
Restructuring and impairment charges	(7)	(1)	(9)	—	—
Operating earnings	$(41)	$(48)	$(89)	$405	$1,155

Adjusted EBITDA[1]	$10	$—	$10	$449	$1,245

SPF (MMfbm)
Production	618	689	1,307	691	1,392
Shipments	685	691	1,376	790	1,409
SYP (MMfbm)
Production	743	753	1,495	776	1,546
Shipments	750	766	1,516	809	1,559
1.This is a non-GAAP financial measure. Refer to the “Non-GAAP and Other Specified Financial Measures” section of this document for more information on this measure.
Sales and Shipments
Lumber sales decreased versus all comparative periods due to lower product pricing and, to a lesser extent, lower shipments.
SPF lumber pricing decreased compared to Q1-23 while SYP lumber pricing increased compared to Q1-23. Both SPF and SYP lumber pricing decreased significantly compared to Q2-22 and YTD-22. The overall price variance resulted in an increase in earnings before tax and Adjusted EBITDA of $1 million compared to Q1-23, a decrease of $502 million compared to Q2-22 and a decrease of $1,290 million compared to YTD-22.
SPF shipment volumes were comparable to Q1-23. SPF shipment volumes decreased versus Q2-22 and YTD-22 due primarily to reductions in production volumes, discussed further in the section below.
SYP shipment volumes were comparable to Q1-23. SYP shipment volumes decreased versus Q2-22 and YTD-22 due primarily to reductions in production volumes relating to the indefinite curtailment of Perry, Florida sawmill.
The overall volume variance resulted in an increase in operating earnings and Adjusted EBITDA of $2 million compared to Q1-23, a decrease of $12 million compared to Q2-22, and a decrease of $34 million compared to YTD-22.

SPF Sales by Destination	Q2-23		Q1-23		YTD-23		Q2-22		YTD-22
	MMfbm	%	MMfbm	%	MMfbm	%	MMfbm	%	MMfbm	%
U.S.	455	66%	463	67%	918	67%	517	65%	927	66%
Canada	212	31%	213	31%	425	31%	235	30%	411	29%
Other	18	3%	15	2%	33	2%	38	5%	71	5%
	685		691		1,376		790		1,409
We ship SPF to several export markets, while our SYP sales are almost entirely within the U.S. The relative proportion of shipments of SPF by destination remained broadly comparable versus comparative periods.
Wood chip and other residual sales were comparable to all comparative periods. Logs and other revenue decreased versus Q1-23 as log harvesting was curtailed during the quarter due to wet and inaccessible land conditions. Log and other revenue decreased versus Q2-22 due to lower log pricing.
Costs and Production
SPF production volumes were lower versus all comparative periods. SPF production volumes decreased versus Q1-23 due primarily to incremental production curtailments taken at our B.C. sawmills to manage inventory levels. In addition, production at certain of our sawmills in Alberta was impacted by wildfire evacuations.
SPF production volumes decreased compared to Q2-22 and YTD-22 due to the previously announced permanent curtailment of one shift at our Fraser Lake and Williams Lake sawmills located in B.C., incremental production curtailments taken in the current year, and the aforementioned impact of wildfire evacuations.
SYP production volumes were comparable to Q1-23. SYP production volumes decreased compared to Q2-22 and YTD-22 due primarily to the indefinite curtailment of operations at our sawmill in Perry, Florida.
Costs of products sold were lower versus all comparative periods due to the impact of favourable changes relating to inventory write-downs as well as lower SPF and SYP shipment volumes. Log costs also had a significant impact on earnings as discussed below.
Inventory valuation reserves decreased in Q2-23, driven primarily by consumption of log inventory in Western Canada. Significant inventory valuation reserves relating to this log inventory existed at Q1-23 due to low SPF lumber pricing and higher seasonal volumes of log inventory on hand. Log inventory is built up in the northern regions of North America in the first quarter to sustain lumber operations during the second quarter when logging is curtailed due to wet and inaccessible land conditions. A large portion of these inventory valuation reserves was released in Q2-23 as we consumed log inventory and as SPF lumber pricing increased at period-end.
Most of our SPF log requirements are harvested from crown lands owned by the provinces of B.C. or Alberta. B.C.’s stumpage system is tied to reported lumber prices, with a time lag, and publicly auctioned timber harvesting rights. Alberta’s stumpage system is correlated to published lumber prices with a shorter time lag. Logging slowed significantly in Q2-23 due to seasonal wet and inaccessible land conditions, and accordingly the cost of SPF logs consumed is largely determined by the cost of the logs on hand at Q1-23. In comparison to YTD-22, SPF log costs decreased due to lower stumpage rates in Alberta, offset in part by higher stumpage rates in B.C.
SPF unit manufacturing costs trended higher during Q2-23 due to lower production in the current period. SPF unit manufacturing costs were comparable to Q2-22 and YTD-22.
SYP log costs decreased versus all comparative periods as competition for logs moderated. SYP unit manufacturing costs increased compared to Q1-23 due primarily to lower production in the current period. SYP unit manufacturing costs increased compared to Q2-22 and YTD-22 due primarily to lower production and higher maintenance expenditures.
Freight and other distribution costs decreased compared to Q1-23 due primarily to reductions in shipment volumes. Freight and other distribution costs decreased compared to Q2-22 and YTD-22 due to reductions in shipment volumes as well as lower trucking rates and fuel costs.

We recorded higher export duties expense in Q2-23 versus comparative periods. Export duties expense increased compared to Q1-23 and Q2-22 due to higher estimated duty rates, offset in part by lower shipment volumes to the U.S. Lower pricing also provided an offsetting impact in the comparison to Q2-22. Export duties expense in YTD-23 decreased due to lower pricing and lower shipment volumes to the U.S., offset in part by higher estimated duty rates.
The following table reconciles our cash deposits paid during the period to the amount recorded in our earnings statement:

Duty impact on earnings ($ millions)	Q2-23	Q1-23	YTD-23	Q2-22	YTD-22
Cash deposits paid[1]	(13)	(13)	(26)	(46)	(82)
Adjust to West Fraser Estimated ADD rate[2]	(12)	—	(12)	30	39
Export duties, net	(25)	(13)	(38)	(16)	(43)
1.Represents combined CVD and ADD cash deposit rate of 8.25% for Q1-23 and Q2-23, 11.12% for January 1 to January 9, 2022, 11.14% for January 10 to August 8, 2022, and 8.25% from August 9, 2022 to December 31, 2022.
2.Represents adjustment to the annualized West Fraser Estimated ADD rate of 9.27% for Q2-23 and YTD-23, 4.63% for Q1-23, and 0.80% for Q2-22 and YTD-22.
Amortization expense was comparable versus comparative periods.
Selling, general and administration costs were comparable to Q1-23. Selling, general and administration costs decreased versus comparative periods due primarily to lower variable compensation costs.
Operating earnings for the Lumber Segment increased by $7 million compared to Q1-23, decreased by $446 million compared to Q2-22 and decreased by $1,244 million compared to YTD-22 for the reasons explained above.
Adjusted EBITDA for the Lumber Segment increased by $10 million compared to Q1-23, decreased by $439 million compared to Q2-22 and decreased by $1,235 million compared to YTD-22. The following table shows the Adjusted EBITDA variance for the period.

Adjusted EBITDA ($ millions)	Q1-23 to Q2-23	Q2-22 to Q2-23	YTD-22 to YTD-23
Adjusted EBITDA - comparative period	$—	$449	$1,245
Price	1	(502)	(1,290)
Volume	2	(12)	(34)
Changes in export duties	(12)	(9)	5
Changes in costs	5	57	58
Impact of inventory write-downs	19	35	38
Other	(5)	(8)	(12)
Adjusted EBITDA - current period	$10	$10	$10
Softwood Lumber Dispute
On November 25, 2016, a coalition of U.S. lumber producers petitioned the USDOC and the USITC to investigate alleged subsidies to Canadian softwood lumber producers and levy CVD and ADD duties against Canadian softwood lumber imports. The USDOC chose us as a “mandatory respondent” to both the countervailing and antidumping investigations, and as a result, we have received unique company-specific rates.

Developments in CVD and ADD rates

We began paying CVD and ADD duties in 2017 based on the determination of duties payable by the USDOC. The CVD and ADD cash deposit rates are updated based on the USDOC’s AR for each POI.
The Cash Deposit Rates and the West Fraser Estimated ADD Rate for the periods presented are as follows:

Effective dates for CVD	Cash Deposit Rate
AR5 POI[1]
January 1, 2022 – January 9, 2022	5.06%
January 10, 2022 – June 30, 2022	5.08%
AR6 POI[2]
January 1, 2023 - June 30, 2023	3.62%
1.The CVD rate for the AR5 POI will be adjusted when AR5 is complete and the USDOC finalizes the rate, which is not expected until 2024.
2.The CVD rate for the AR6 POI will be adjusted when AR6 is complete and the USDOC finalizes the rate, which is not expected until 2025.

Effective dates for ADD	Cash Deposit Rate	West Fraser Estimated Rate
AR5 POI[1]
January 1, 2022 - June 30, 2022	6.06%	0.80%
AR6 POI[2]
January 1, 2023 - June 30, 2023	4.63%	9.27%
1.The ADD rate for the AR5 POI will be adjusted when AR5 is complete and the USDOC finalizes the rate, which is not expected until 2024.
2.The ADD rate for the AR6 POI will be adjusted when AR6 is complete and the USDOC finalizes the rate, which is not expected until 2025.
Accounting policy for duties
The CVD and ADD rates apply retroactively for each POI. We record CVD as export duty expense at the cash deposit rate until an AR finalizes a new applicable rate for each POI. We record ADD as export duty expense by estimating the rate to be applied for each POI by using our actual results and a similar calculation methodology as the USDOC and adjust when an AR finalizes a new applicable rate for each POI. The difference between the cumulative cash deposits paid and cumulative export duty expense recognized for each POI is recorded on our balance sheet as export duty deposits receivable or payable.
The difference between the cash deposit amount and the amount that would have been due based on the final AR rate will incur interest based on the U.S. federally published interest rate. We record interest income on our duty deposits receivable, net of any interest expense on our duty deposits payable, based on this rate.
Appeals
Our 2022 annual MD&A includes additional details on Softwood Lumber Dispute appeals.
Notwithstanding the deposit rates assigned under the investigations, our final liability for CVD and ADD will not be determined until each annual administrative review process is complete and related appeals processes are concluded.

North America Engineered Wood Products Segment

NA EWP Segment Earnings ($ millions unless otherwise indicated)	Q2-23	Q1-23	YTD-23	Q2-22	YTD-22
Sales
OSB	$470	$386	$855	$942	$1,961
Plywood, LVL and MDF	154	151	305	219	409
Wood chips, logs and other	5	5	10	4	12
	629	542	1,171	1,165	2,382
Cost of products sold	(394)	(404)	(798)	(426)	(812)
Freight and other distribution costs	(87)	(82)	(169)	(90)	(161)
Amortization	(68)	(69)	(137)	(78)	(161)
Selling, general and administration	(22)	(24)	(47)	(26)	(56)
Operating earnings	$58	$(38)	$20	$545	$1,192

Adjusted EBITDA[1]	$126	$31	$157	$623	$1,353

OSB (MMsf 3/8” basis)
Production	1,634	1,559	3,192	1,590	3,107
Shipments	1,652	1,549	3,201	1,568	2,997
Plywood (MMsf 3/8” basis)
Production	183	179	362	179	360
Shipments	206	163	369	166	333
1.This is a non-GAAP financial measure. Refer to the “Non-GAAP and Other Specified Financial Measures” section of this document for more information on this measure.
Our NA EWP segment includes our North American OSB, plywood, MDF, and LVL operations.
Sales and Shipments
Sales increased compared to Q1-23 due primarily to higher OSB pricing as well as higher OSB and plywood shipment volumes. Sales decreased compared to Q2-22 and YTD-22 due primarily to lower OSB and plywood pricing.
The price variance resulted in an increase in earnings before tax and Adjusted EBITDA of $39 million compared to Q1-23, a decrease of $567 million compared to Q2-22 and a decrease of $1,263 million compared to YTD-22.
OSB shipment volumes increased compared to Q1-23 due to stronger demand and higher production, discussed further in the section below. OSB shipment volumes increased compared to Q2-22 and YTD-22 as shipments in the prior year were constrained due to limited availability of railcars to service our Western Canada and Ontario production locations.
Plywood shipment volumes increased versus comparative periods due to stronger demand. LVL and MDF shipment volumes decreased versus comparative periods due to weaker demand.
The volume variance resulted in an increase in operating earnings and Adjusted EBITDA of $7 million compared to Q1-23, an increase of $1 million compared to Q2-22, and an increase of $7 million compared to YTD-22.
Costs and Production
OSB production volumes increased compared to Q1-23 due to improved productivity, more consistent operating schedules, and less major maintenance downtime. OSB production volumes increased compared to Q2-22 and YTD-22 due to improved productivity and as prior year operating schedules were impacted by curtailments to manage inventory levels as a result of transportation disruptions.

Plywood production volumes were comparable to Q1-23. Plywood production volumes were comparable to Q2-22 and YTD-22 despite the permanent curtailment of one shift at our plywood mill located in Quesnel, B.C. due to improved recovery and more consistent operating schedules in the current year.
Costs of products sold decreased versus Q1-23 due to a favourable $34 million variance relating to inventory write-downs, lower resin, wax and energy costs, as well as improved productivity in our OSB operations, offset in part by higher OSB and plywood shipment volumes. Inventory valuation reserves were recorded against our OSB inventory at Q1-23 due to low product pricing at period-end. Substantially all of these inventory valuation reserves were released in Q2-23 as product pricing increased.
Costs of products sold decreased versus Q2-22 and YTD-22 due to lower resin, energy, and fibre costs, lower variable compensation costs, improved productivity, and the strengthening of the USD against the CAD. A favourable $19 million variance relating to inventory write-downs also contributed to the variance versus Q2-22. These impacts were offset in part by the impact of incremental Allendale startup costs incurred in the current year. The Q2-23 NA EWP segment results included $7 million of costs (YTD-23 - $13 million) incurred in connection with the preparation of the Allendale, South Carolina mill for startup.
Freight and other distribution costs increased compared to Q1-23 and YTD-22 due primarily to higher OSB and plywood shipment volumes. Freight and other distribution costs decreased compared to Q2-22 due to reduced substitution to trucking services as the availability of rail services improved, offset in part by higher shipment volumes.
Amortization expense was comparable to Q1-23. Amortization expense decreased versus Q2-22 and YTD-22 as certain assets reached the end of their useful lives.
Selling, general and administration costs were comparable to Q1-23. Selling, general and administration decreased compared to Q2-22 and YTD-22 due primarily to lower variable compensation costs.
Operating earnings for the NA EWP Segment increased by $96 million compared to Q1-23, decreased by $487 million compared to Q2-22, and decreased by $1,172 million from YTD-22 due to the reasons explained above.
Adjusted EBITDA for the NA EWP Segment increased by $95 million compared to Q1-23, decreased by $497 million compared to Q2-22, and decreased by $1,196 million from YTD-22. The following table shows the Adjusted EBITDA variance for the period.

Adjusted EBITDA ($ millions)	Q1-23 to Q2-23	Q2-22 to Q2-23	YTD-22 to YTD-23
Adjusted EBITDA - comparative period	$31	$623	$1,353
Price	39	(567)	(1,263)
Volume	7	1	7
Changes in costs	15	50	59
Impact of inventory write-downs	34	19	2
Other	—	—	(1)
Adjusted EBITDA - current period	$126	$126	$157

Pulp & Paper Segment

Pulp & Paper Segment Earnings ($ millions unless otherwise indicated)	Q2-23	Q1-23	YTD-23	Q2-22	YTD-22
Sales	$138	$198	$336	$213	$384
Cost of products sold	(177)	(151)	(328)	(165)	(305)
Freight and other distribution costs	(28)	(34)	(61)	(44)	(81)
Amortization	(8)	(9)	(17)	(8)	(17)
Selling, general and administration	(7)	(6)	(13)	(7)	(16)
Restructuring and impairment charges	(122)	(1)	(123)	—	(13)
Operating earnings	$(204)	$(2)	$(207)	$(11)	$(48)

Adjusted EBITDA[1]	$(74)	$7	$(66)	$(3)	$(18)

Pulp (Mtonnes)
Production	186	238	423	245	464
Shipments	215	248	464	256	495
1.This is a non-GAAP financial measure. Refer to the “Non-GAAP and Other Specified Financial Measures” section of this document for more information on this measure.
Sales and Shipments
Sales decreased compared to Q1-23 and Q2-22 due to lower pulp pricing and, to a lesser extent, lower shipment volumes. Sales decreased compared to YTD-22 due primarily to the volume impact of the transition of our Hinton pulp mill to UKP and lower NBSK and UKP pricing, which more than offset higher BCTMP shipment volumes and product pricing.
The price variance resulted in a decrease in operating earnings and Adjusted EBITDA of $35 million compared to Q1-23, a decrease of $48 million compared to Q2-22, and a decrease of $25 million compared to YTD-22.
Pulp shipment volumes decreased versus comparative periods due primarily to lower production at our Hinton pulp mill and Cariboo Pulp & Paper, discussed further in the section below. BCTMP shipment volumes increased compared to YTD-22 as prior year shipments were constrained by transportation disruptions.
The volume variance resulted in an increase in operating earnings and Adjusted EBITDA of $4 million compared to Q1-23, an increase of $7 million compared to Q2-22. The volume variance resulted in an increase in operating earnings and Adjusted EBITDA of $2 million compared to YTD-22, as increases in BCTMP shipment volumes provided a partial offset against lower production and shipments at Hinton pulp mill and Cariboo Pulp & Paper.
Costs and Production
Pulp production volumes decreased compared to Q1-23 due to planned maintenance downtime at our Hinton pulp mill and the previously announced fibre-related curtailment of Cariboo Pulp & Paper. Production volumes at our BCTMP mills were also adversely impacted by planned maintenance downtime and the impact of incremental curtailments related to high power prices in Alberta.

Pulp production volumes decreased compared to Q2-22 due to the impact of transitioning our Hinton pulp mill to single-line production of UKP, the fibre-related curtailment of Cariboo Pulp & Paper, and incremental BCTMP curtailments related to planned maintenance and high Alberta power prices. The same factors impacted the comparison to YTD-22, although the reductions in operating schedules taken in Q1-22 as a result of transportation disruptions, in particular for our BCTMP mills, provided an offsetting impact.
Costs of products sold increased versus all comparative periods. Costs of products sold increased due to incremental inventory write-downs, additional expenditures associated with maintenance downtime relative to all comparative periods, as well as higher fibre and energy costs. These impacts were offset in part by lower shipment volumes.

The unfavourable impact of inventory write-downs was $21 million compared to Q1-23, $31 million compared to Q2-22, and $32 million compared to YTD-22. The magnitude of the decrease in product pricing in Q2-23 drove significant inventory valuation reserves against finished goods as well as raw materials like pulp logs and chips.
Freight and other distribution decreased compared to Q1-23 due to lower shipment volumes. Freight and other distribution costs decreased compared to Q2-22 and YTD-22 due to lower ocean freight costs and lower shipment volumes.
Amortization and selling, general, and administration costs were similar to Q1-23. Selling, general and administration decreased compared to Q2-22 and YTD-22 due primarily to lower variable compensation costs.
We recorded impairment charges of $122 million during the three months ended June 30, 2023 in relation to the sale of the Hinton pulp mill, a component of the Pulp & Paper reportable segment (see “Recent Developments - Sale of Hinton pulp mill”). Restructuring and impairment charges of $1 million were recorded in Q1-23 related to the closure of a distribution centre. Impairment charges of $13 million were recorded in Q1-22 related to equipment that was decommissioned as part of the transition of the Hinton pulp mill to UKP.
Operating earnings for the Pulp & Paper Segment decreased by $202 million compared to Q1-23, decreased by $193 million compared to Q2-22, and decreased by $159 million from YTD-22 due to the reasons explained above.
Adjusted EBITDA for the Pulp & Paper Segment decreased by $81 million compared to Q1-23, decreased by $71 million compared to Q2-22, and decreased by $48 million from YTD-22. The following table shows the Adjusted EBITDA variance for the period.

Adjusted EBITDA ($ millions)	Q1-23 to Q2-23	Q2-22 to Q2-23	YTD-22 to YTD-23
Adjusted EBITDA - comparative period	$7	$(3)	$(18)
Price	(35)	(48)	(25)
Volume	4	7	2
Changes in costs	(26)	(6)	(1)
Impact of inventory write-downs	(21)	(31)	(32)
Other	(3)	7	8
Adjusted EBITDA - current period	$(74)	$(74)	$(66)

Europe Engineered Wood Products Segment

Europe EWP Segment Earnings ($ millions unless otherwise indicated)	Q2-23	Q1-23	YTD-23	Q2-22	YTD-22
Sales	$136	$160	$296	$207	$448
Cost of products sold	(99)	(123)	(221)	(131)	(272)
Freight and other distribution costs	(11)	(12)	(23)	(13)	(28)
Amortization	(12)	(12)	(24)	(12)	(29)
Selling, general and administration	(7)	(5)	(13)	(9)	(16)
Restructuring and impairment charges	—	—	—	—	—
Operating earnings	$7	$8	$15	$42	$103

Adjusted EBITDA[1]	$19	$20	$39	$54	$132

OSB (MMsf 3/8” basis)
Production	279	289	568	281	562
Shipments	258	293	551	278	574

GBP - USD exchange rate
Closing rate	1.2702	1.2359	1.2702	1.2159	1.2159
Average rate	1.2362	1.2147	1.2254	1.2561	1.2991
1.This is a non-GAAP financial measure. Refer to the “Non-GAAP and Other Specified Financial Measures” section of this document for more information on this measure.
Our Europe EWP segment includes our U.K. and Belgium OSB, MDF, and particleboard operations. Revenues and expenses of our European operations, which have British pound sterling and Euro functional currencies, are translated at the average rate of exchange prevailing during the period.
Sales and Shipments
Sales decreased compared to Q1-23 as a result of lower shipment volumes and lower product pricing in local currency terms. Sales decreased compared to Q2-22 due primarily to lower product pricing in local currency terms. Sales decreased compared to YTD-22 due to lower product pricing in local currency terms and, to a lesser extent, lower shipment volumes of MDF and particleboard. The strengthening of the USD against the GBP was a contributing factor in the comparison to YTD-22.
The price variance resulted in a decrease in operating earnings and Adjusted EBITDA of $6 million compared to Q1-23, a decrease of $39 million compared to Q2-22 and a decrease of $61 million from YTD-22. The price variance represents the impact of changes in product pricing in local currency terms, with any associated foreign exchange impact from the strengthening or weakening of the GBP against USD presented under Other in the Adjusted EBITDA variance table.
Shipment volumes decreased compared to comparative periods due to weaker demand. The volume variance resulted in a decrease in operating earnings and Adjusted EBITDA of $10 million compared to Q1-23, a decrease of $16 million compared to Q2-22 and a decrease of $39 million compared to YTD-22.
Costs and Production

Production volumes decreased versus Q1-23 due to production curtailments taken to manage inventory levels. OSB production volumes were comparable to Q2-22 and YTD-22. Particleboard and MDF production decreased compared to Q2-22 and YTD-22 due to production curtailments taken to manage inventory levels.
Costs of products sold decreased versus Q1-23 and Q2-22 due primarily to lower shipment volumes and lower energy and resin costs. Costs of products sold decreased versus YTD-22 due to lower shipment volumes, lower resin costs and the strengthening of the USD against the GBP, offset in part by higher energy and fibre costs. The impact of an incremental $3 million gain from the sale of carbon allowances during Q2-23 was also a contributing factor versus comparative periods.

Freight and other distribution costs generally trended with changes in shipment volumes.
Amortization was comparable to Q1-23 and Q2-22. Amortization decreased compared to YTD-22 as certain assets reached the end of their estimated useful lives.
Selling, general and administration costs were consistent with Q1-23. Selling, general and administration costs decreased compared to Q2-22 and YTD-22 due to lower variable compensation.
Operating earnings for the Europe EWP Segment decreased by $1 million compared to Q1-23, decreased by $35 million compared to Q2-22 and decreased by $88 million from YTD-22 due to the reasons explained above.
Adjusted EBITDA for the Europe EWP Segment decreased by $1 million compared to Q1-23, decreased by $35 million compared to Q2-22 and decreased by $93 million from YTD-22. The following table shows the Adjusted EBITDA variance for the period. The variances presented represent the impact of changes in price, volume and cost in local currency terms, with any associated foreign exchange impact from the strengthening or weakening of the GBP against USD presented under Other in the Adjusted EBITDA variance table. The impact of sales of carbon allowances is also included under Other.

Adjusted EBITDA ($ millions)	Q1-23 to Q2-23	Q2-22 to Q2-23	YTD-22 to YTD-23
Adjusted EBITDA - comparative period	$20	$54	$132
Price	(6)	(39)	(61)
Volume	(10)	(16)	(39)
Changes in costs	12	17	10
Other	3	3	(3)
Adjusted EBITDA - current period	$19	$19	$39

Discussion & Analysis of Specific Items
Selling, general and administration
Selling, general and administration costs for Q2-23 were $78 million (Q1-23 - $76 million and Q2-22 - $87 million). Selling, general and administration costs for YTD-23 were $154 million (YTD-22 - $181 million).
Selling, general and administration costs were comparable to Q1-23. Selling, general and administration costs decreased compared to Q2-22 and YTD-22 due primarily to lower variable compensation costs, offset in part by annual salary increases.
Selling, general and administration expenses related to our operating segments are also discussed under “Discussion & Analysis of Quarterly Results by Product Segment”.
Equity-based compensation
Our equity-based compensation includes our share purchase option, phantom share unit, and deferred share unit plans (collectively, the “Plans”). Our Plans are fair valued at each period-end, and the resulting expense or recovery is recorded in equity-based compensation expense over the vesting period.
Our valuation models consider various factors, with the most significant being the change in the market value of our shares from the beginning to the end of the relevant period. The expense or recovery does not necessarily represent the value that the holders of options and units will ultimately receive.
We recorded an expense of $12 million during Q2-23 (Q1-23 - expense of $2 million; Q2-22 - recovery of $1 million) and an expense of $14 million during YTD-23 (YTD-22 - recovery of $6 million). The expense in the current quarter and year-to-date period reflects an increase in the price of our common shares traded on the TSX from March 31, 2023, which a number of our equity-based compensation plans reference.
Finance income (expense), net
Finance income (expense), net includes interest earned on short-term deposits and interest income recognized on our Canadian lumber export duty deposits. We recorded finance income of $9 million in Q2-23 (Q1-23 - finance income of $7 million; Q2-22 - finance expense of $3 million) and finance income of $16 million in YTD-23 (YTD-22 - finance expense of $10 million).
Finance income increased compared to Q1-23 due primarily to higher interest income earned on our cash equivalents.
Finance income increased compared to Q2-22 and YTD-22 due to higher interest income earned on our cash equivalents, fluctuations in interest expense relating to export duties, and higher net interest income on our defined-benefit pension plans as our overall funded position has increased.
Other income
Other income of $10 million was recorded in Q2-23 (Q1-23 - other income of $14 million; Q2-22 - other income of $24 million). Other income of $24 million was recorded in YTD-23 (YTD-22 - other income of $24 million).
Other income in Q2-23 and YTD-23 relate primarily to gains on our electricity swaps driven by increases in forward electricity prices over the remaining term of the contracts, a settlement gain relating to pension annuity purchase agreements for certain retired and terminated vested employees, and foreign exchange gains recorded on our CAD-denominated monetary assets and liabilities.
Income tax
Q2-23 results include an income tax recovery of $46 million, compared to a recovery of $21 million in Q1-23 and expense of $240 million in Q2-22, resulting in an effective tax rate of 26% in the current quarter compared to 33% in Q1-23 and 24% in Q2-22. The effective tax rate was higher in Q1-23 as a result of recognized benefits from amended returns.

YTD-23 income tax recovery is $67 million compared to an expense of $570 million for YTD-22, resulting in effective tax rates of 28% and 24% respectively. The effective tax rate was higher in YTD-23 as a result of recognized benefits from amended returns recognized in Q1-23.
Other comprehensive earnings – translation of operations with different functional currencies
We recorded a translation gain of $15 million during Q2-23 (Q1-23 - translation gain of $13 million; Q2-22 - translation loss of $51 million) and a translation gain of $28 million during YTD-23 (YTD-22 - translation loss of $71 million).
In general, a strengthening (weakening) of the USD against the Canadian dollar, British pound sterling or Euro results in a translation loss (gain). The translation gain in the current quarter and year-to-date period reflects a weakening of the USD against both the British pound sterling and Euro.
Other comprehensive earnings – actuarial gains/losses on retirement benefits
We recorded an after-tax actuarial loss of $15 million during Q2-23 (Q1-23 - after-tax actuarial gain of $8 million; Q2-22 - after-tax actuarial gain of $69 million) and an after-tax actuarial loss of $8 million during YTD-23 (YTD-22 - after-tax actuarial gain of $163 million).
The actuarial loss in Q2-23 relates primarily to the impact of a decrease in the weighted average discount rate used to calculate our plan liabilities. The actuarial loss in YTD-23 relates primarily to the impact of a decrease in the weighted average discount rate used to calculate our plan liabilities, offset in part by higher returns on plan assets.

OUTLOOK AND OPERATIONS
Business Outlook

Markets
Several key trends that have served as positive drivers in recent years are expected to continue to support medium and longer-term demand for new home construction in North America.
The most significant uses for our North America lumber, OSB and wood panel products are residential construction, repair and remodelling and industrial applications. Over the medium term, we expect that an aging housing stock and greater entrenchment of work-from-home flexibility will help to offset near-term headwinds from higher interest rates and spur repair and renovation spending that supports lumber, plywood and OSB demand. Over the longer term, growing market penetration of mass timber in industrial and commercial applications is also expected to become a more significant source of demand growth for wood building products in North America.
The seasonally adjusted annualized rate of U.S. housing starts was 1.43 million units in June 2023, with permits issued of 1.44 million units, according to the U.S. Census Bureau. While there were near-term headwinds to new home construction earlier in the year, owing in large part to the upward reset in interest rates and the impact on housing affordability, unemployment remains relatively low in the U.S. and central bankers across North America have indicated that the current rate hiking cycle may be nearing an end. However, demand for new home construction and our wood building products may decline in the near term should the broader economy and employment slow or interest rates remain elevated or increase further than currently expected, impacting consumer sentiment and housing affordability.
Although we are experiencing near-term demand softness, we expect demand for our European products to grow over the longer term as use of OSB as an alternative to plywood grows. Further, an aging housing stock supports long-term repair and renovation spending and additional demand for our wood building products. Near-term risks, including relatively high and rising interest rates, ongoing geopolitical developments and the lagged impact of recent inflationary pressures, may cause further temporary slowing of demand for our products in Europe. Despite these risks, we are confident that we will be able to navigate through this period and capitalize on the long-term growth opportunities ahead.
Our BCTMP and NBSK pulp is primarily used in printing and writing paper, boxboard and tissue applications. While pulp demand is anticipated to grow over the longer term due to increasing boxboard and tissue production in North America and Europe, near-term supply and demand fundamentals are challenging as reduced global demand and new South

American capacity have led to elevated global pulp inventories. There may also be a negative impact on pulp exports in Q3-23, owing to the labour disputes at B.C. ports early in the quarter.
Softwood lumber dispute
Canadian softwood lumber exports to the U.S. have been the subject of trade disputes and managed trade arrangements for several decades. Countervailing and antidumping duties have been in place since April 2017, and we are required to make deposits in respect of these duties. Whether and to what extent we can realize a selling price to recover the impact of duties payable will largely depend on the strength of demand for softwood lumber. The USDOC commenced Administrative Review 5 (“AR5”) in March 2023, with final rates expected in August 2024. Additional details can be found under the section “Discussion & Analysis of Quarterly Results by Product Segment - Lumber Segment - Softwood Lumber Dispute".
Operations
Anticipated shipment levels assume no significant deterioration from current market demand conditions, sufficient availability of logs within our economic return criteria, and no further temporary, indefinite or permanent curtailments. Our operations and results could be negatively affected by increasing or elevated interest rates, softening demand, the availability of transportation, the availability of labour, disruption to the global economy resulting from the conflict in the Ukraine, inflationary pressures, including increases in energy prices, adverse weather conditions in our operating areas, intense competition for logs, elevated stumpage fees and production disruptions due to other uncontrollable factors.
We continue to expect total lumber shipments in 2023 will be similar to 2022 levels as the transportation challenges that we faced last year are not expected to be as severe in 2023, partially offset by the permanent B.C. mill curtailments announced in August 2022, the indefinite curtailment of the Perry, Florida sawmill announced in January 2023, as well as downtime to complete capital upgrade projects at a number of our mills in the U.S. South. As such, we reiterate 2023 SPF shipments guidance of 2.6 to 2.8 billion board feet, and in the U.S. South, we reiterate 2023 SYP shipments guidance of 2.9 to 3.1 billion board feet. On July 1, 2023, stumpage rates decreased in B.C. due to the market-based adjustments related to lumber prices, though higher fuel costs and inflationary pressures continue to provide some offset to these cost benefits. Given the current commodity price environment, B.C. stumpage rates are expected to continue to decrease moderately through Q3-23 before increasing into early Q4-23 given the recent improvement in commodity prices. In Alberta, stumpage rates are expected to increase through Q3-23 while remaining relatively low as they too are closely linked to the price of lumber but with a quicker response to changing lumber prices. We continue to expect log costs to moderate in the U.S. South in 2023.
In our NA EWP segment, demand has exceeded initial expectations and as such we are raising our 2023 OSB shipments guidance to 6.1 to 6.4 billion square feet (3/8-inch basis) from our original guidance of 5.9 to 6.2 billion square feet (3/8-inch basis). Our modernization capital investment in Allendale, South Carolina is now largely complete as we began the start-up phase of the mill late in Q2-23. We continue to optimize the mill and have completed the certification process for select commodity products. We anticipate a ramp-up period of up to three years to meet targeted production and as such we do not anticipate the Allendale mill contributing materially to shipments in 2023. We expect our overall OSB platform to be better and lower cost with a modern Allendale facility operating, and as with all our wood products operations, demand is a key input in determining our operating schedules across our manufacturing footprint. Input costs for the NA EWP business are expected to moderate in 2023.
Pulp & Paper segment shipments are not expected to increase from 2022 levels this year.
In our Europe EWP segment, we expect near-term demand weakness but reiterate 2023 OSB shipments guidance of 1.0 to 1.2 billion square feet (3/8-inch basis), moderately above 2022 levels. Input costs for the Europe EWP business are expected to moderate through the year, particularly energy costs, but remain relatively elevated.
In Q2-23, we experienced continued moderation of costs and improved availability for inputs across our supply chain, including resins, chemicals, transportation and energy, although labour availability and some capital equipment lead times remained challenging. We expect these trends to continue over the near term.
We will continue to regularly evaluate the factors above as well as evolving market conditions in making production decisions across the business.

Cash Flows
We anticipate levels of operating cash flows and available liquidity will support our capital spending estimate for 2023. Based on our current outlook, assuming no deterioration from current market demand conditions during the year and no additional lengthening of lead times for projects underway or planned, we reiterate guidance of approximately $500 million to $600 million in expected capital expenditures1 in 2023. However, given the rate of 2023 capital spending to-date we now expect full-year capital expenditures to be nearer the bottom end of the guidance range. Our total capital budget consists of various improvement projects and maintenance expenditures, projects focused on optimization and automation of the manufacturing process, and projects targeted to reduce greenhouse gas emissions. Expected capital expenditures1 in 2023 include nearly $100 million for the modernization of the Henderson, Texas lumber manufacturing facility.
We expect to maintain our investment grade debt rating and intend to preserve sufficient liquidity to be able to take advantage of strategic growth opportunities that may arise.
Under our 2022 NCIB that expired February 22, 2023, we purchased 10,194,000 Common shares of the Company, which was the full purchase authorization. On February 22, 2023, we renewed our 2023 NCIB, allowing us to acquire up to 4,063,696 Common shares for cancellation from February 27, 2023 until the expiry of the bid on February 26, 2024. As of July 25, 2023, no shares have been repurchased under the 2023 NCIB.
As of July 25, 2023, we have repurchased for cancellation 39,741,794 of the Company’s Common shares since the closing of the Norbord Acquisition on February 1, 2021 through the completion of the 2021 SIB, the 2022 SIB and normal course issuer bids, equalling 73% of the shares issued in respect of the Norbord Acquisition.
We have paid a dividend in every quarter since we became a public company in 1986 and expect to continue this practice. At the latest declared quarterly dividend rate of $0.30 per share, the total anticipated cash payment of dividends in 2023 is $100 million based on the number of Common and Class B Common shares outstanding on June 30, 2023.
We will continue to consider share repurchases with excess cash, subject to regulatory approvals, if we are satisfied that this will enhance shareholder value and does not compromise our financial flexibility.
1.This is a supplementary financial measure. Refer to the “Non-GAAP and Other Specified Financial Measures” section of this document for more information on this measure.

LIQUIDITY AND CAPITAL RESOURCES
Our capital structure consists of Common share equity and long-term debt, and our liquidity includes our operating facilities.

Summary of Liquidity and Debt Ratios ($ millions, except as otherwise indicated)	June 30,	December 31,
	2023	2022
Available liquidity
Cash and cash equivalents	$994	$1,162
Operating lines available (excluding newsprint operation)[1]	1,054	1,053
Available liquidity	$2,048	$2,215

Total debt to total capital[2]	7%	7%
Net debt to total capital[2]	(6%)	(9%)
1.Excludes demand line of credit dedicated to our jointly-owned newsprint operation as West Fraser cannot draw on it.
2.This is a capital management measure. Refer to the “Non-GAAP and Other Specified Financial Measures” section of this document for more information on this measure.

Available liquidity as at June 30, 2023 was $2,048 million (December 31, 2022 - $2,215 million). Available liquidity includes cash and cash equivalents, cheques issued in excess of funds on deposit, and amounts available on our operating loans, excluding the demand line of credit dedicated to our 50% jointly-owned newsprint operation.

Please refer to the “Cash Flow” section for analysis of the changes in cash and cash equivalents. Available liquidity decreased and net debt to total capital increased compared to last year, but we remain well positioned with a strong balance sheet and liquidity profile. Total debt to total capital remained comparable to prior year.
Credit Facilities

As at June 30, 2023, our credit facilities consisted of a $1 billion committed revolving credit facility which matures July 2026, $35 million of uncommitted revolving credit facilities available to our U.S. subsidiaries, a $19 million (£15 million) credit facility dedicated to our European operations, and a $10 million (CAD$13 million) demand line of credit dedicated to our jointly‑owned newsprint operation.

As at June 30, 2023, our revolving credit facilities were undrawn (December 31, 2022 - undrawn) and the associated deferred financing costs of $1 million (December 31, 2022 - $1 million) were recorded in other assets. Interest on the facilities is payable at floating rates based on Prime, Base Rate Advances, Bankers’ Acceptances, or London Inter-Bank Offered Rate (“LIBOR”) Advances at our option. Our $1 billion committed revolving credit facility contains transition provisions relating to the elimination of LIBOR whereby Secured Overnight Financing Rate (“SOFR”) can be elected by mutual consent with the lenders.

In addition, we have credit facilities totalling $133 million (December 31, 2022 - $131 million) dedicated to letters of credit. Letters of credit in the amount of $43 million (December 31, 2022 - $61 million) were supported by these facilities.
All debt is unsecured except the $10 million (CAD$13 million) jointly-owned newsprint operation demand line of credit, which is secured by that joint operation’s current assets.
On July 25, 2023, we amended and restated the revolving credit facilities agreement to extend its maturity to July 2028 and replaced the LIBOR floating rate option with SOFR.
Long-Term Debt
In October 2014, we issued $300 million of fixed-rate senior unsecured notes, bearing interest at 4.35% and due October 2024, pursuant to a private placement in the U.S. The notes are redeemable, in whole or in part, at our option at any time as provided in the indenture governing the notes.
In August 2017, we were advanced a $200 million 5‑year term loan that, with the July 2019 extension, matures on August 25, 2024. Interest is payable at floating rates based on Base Rate Advances or LIBOR Advances at our option. This loan is repayable at any time, in whole or in part, at our option and without penalty but cannot be redrawn after payment. On July 25, 2023, we amended and restated the term loan agreement to extend its maturity to July 2025 and replaced the LIBOR floating rate option with SOFR.
On March 15, 2019, we entered into an interest rate swap agreement, maturing in August 2022, with a $100 million notional amount to limit our exposure to fluctuations in interest rates and fix interest rates on a portion of our 5-year term loan. On March 9, 2020, we extended the duration of our $100 million notional interest rate swap from August 2022 to August 2024, resulting in a change to the fixed interest rate on the swap from 2.47% to 1.78% through August 2024. On April 15, 2020, we entered into additional interest rate swaps for another notional amount of $100 million, resulting in a fixed interest rate of 0.51% through August 2024. These swap agreements fix the interest rate on the $200 million 5-year term loan discussed above.
During the three months ended June 30, 2023, these interest rate swaps were amended to reference 3-month SOFR (previously 3-month LIBOR) effective Q3-23. The weighted average fixed interest rate payable under the contracts will be 0.91% (previously 1.14%) effective Q3-23.
Debt Ratings
We are considered investment grade by three leading rating agencies. The ratings in the table below are as at July 25, 2023.

Agency	Rating	Outlook
DBRS	BBB	Stable
Moody’s	Baa3	Stable
Standard & Poor’s	BBB-	Stable
These ratings are not a recommendation to buy, sell or hold securities and may be subject to revision or withdrawal at any time by the rating agencies.
Shareholder’s Equity
Our outstanding Common share equity consists of 81,274,319 Common shares and 2,281,478 Class B Common shares for a total of 83,555,797 Common shares issued and outstanding as at July 25, 2023.
The Common shares and Class B Common shares are equal in all respects, including the right to dividends, rights upon dissolution or winding up and the right to vote, except that each Class B Common share may at any time be exchanged for one Common share. Our Common shares are listed for trading on the TSX and NYSE under the symbol WFG, while our Class B Common shares are not. Certain circumstances or corporate transactions may require the approval of the holders of our Common shares and Class B Common shares on a separate class by class basis.
Share Repurchases

Normal Course Issuer Bid

On February 23, 2022, we renewed our 2022 NCIB allowing us to acquire up to 10,194,000 Common shares for cancellation until the expiry of the bid on February 22, 2023. As of December 31, 2022, we had repurchased and cancelled all 10,194,000 Common shares available under the 2022 NCIB.
On February 22, 2023, we renewed our 2023 NCIB allowing us to acquire up to 4,063,696 Common shares for cancellation from February 27, 2023 until the expiry of the bid on February 26, 2024. For the six months ended June 30, 2023, we did not repurchase any Common shares under our 2023 NCIB program.
2022 Substantial Issuer Bid
On June 7, 2022, we completed a substantial issuer bid pursuant to which we purchased for cancellation a total of 11,898,205 Common shares at a price of $95.00 per share for an aggregate purchase price of $1.13 billion.
The following table shows our purchases under our NCIB and SIB programs in 2022 and 2023:

Share repurchases (number of common shares and price per share)		Common Shares	Average Price in USD
NCIB:	January 1, 2022 to December 31, 2022	10,475,115	$82.01
2022 SIB:	June 7, 2022	11,898,205	$95.00
NCIB:	January 1, 2023 to June 30, 2023	—	$—
Share Options
As at July 25, 2023, there were 943,955 share purchase options outstanding with exercise prices ranging from CAD$40.97 to CAD$123.63 per Common share.

Cash Flow
Our cash is deployed primarily for operating purposes, interest payments, repayment of debt, investments in property, plant, equipment, acquisitions, share repurchases, and dividends. In normal business cycles and in years without a major acquisition or debt repayment, cash on hand and cash provided by operations have typically been sufficient to meet these uses.
We are exposed to commodity price changes. To manage our liquidity risk, we maintain adequate cash and cash equivalents balances and appropriate lines of credit. In addition, we regularly monitor and review both actual and forecasted cash flows. Refinancing risks are managed by extending maturities through regular renewals and refinancing when market conditions are supportive.

	Three Months Ended		Six Months Ended
Cash Flow Statement ($ millions - cash provided by (used in))	June 30,	June 30,	June 30,	June 30,
	2023	2022	2023	2022
Cash provided by operating activities
Earnings	$(131)	$762	$(173)	$1,852
Adjustments
Amortization	135	144	273	301
Restructuring and impairment charges	129	—	132	13
Finance (income) expense, net	(9)	3	(16)	10
Foreign exchange gain	(2)	(19)	(2)	(12)
Export duty	12	(30)	12	(39)
Retirement benefit expense	16	26	35	47
Contributions to retirement benefit plans	(17)	(18)	(32)	(37)
Tax (recovery) provision	(46)	240	(67)	570
Income taxes paid	(10)	(388)	(15)	(844)
Other	(16)	(11)	(10)	(8)
Changes in non-cash working capital
Receivables	65	222	(42)	(65)
Inventories	226	263	121	(37)
Prepaid expenses	(30)	(42)	(24)	(39)
Payables and accrued liabilities	(51)	(88)	(118)	(85)
	272	1,064	73	1,627
Cash used for financing activities
Repayment of lease obligations	(5)	(5)	(8)	(10)
Finance expense paid	(9)	(9)	(12)	(11)
Repurchase of Common shares for cancellation	—	(1,475)	—	(1,664)
Dividends paid	(25)	(26)	(50)	(47)
	(39)	(1,515)	(70)	(1,732)

Cash used for investing activities
Additions to capital assets	(106)	(88)	(205)	(181)
Interest received	11	2	20	3
	$(95)	$(86)	$(184)	$(178)

Change in cash and cash equivalents	$138	$(537)	$(181)	$(283)

Operating Activities
The table above shows the main components of cash flows used for or provided by operating activities for each period. The significant factors affecting the comparison to prior year were lower earnings, lower income taxes paid, and changes in working capital.
Earnings, after adjusting for non-cash items, were lower versus comparative periods due primarily to lower product pricing. Income tax payments decreased versus comparative periods as current year installment payments and prior year top-up payments were nominal. Canadian income tax installments are based on the lower of prior year installments and estimated taxable earnings, with the final or top-up payment due in February of the following year. U.S. income tax installments are based on estimated taxable earnings.
Working capital decreased in Q2-23 due primarily to decreases in inventory driven by lower log volumes and, to a lesser extent, lower lumber and pulp volumes. Log inventory in the northern regions of North America and Europe is built up in the first quarter of each year to sustain SPF lumber and EWP operations through the second quarter when logging is curtailed due to wet and inaccessible land conditions.
Working capital increased in YTD-23 due to decreases in payables and accrued liabilities and increases in receivables, offset in part by decreases in inventory. Payables and accrued liabilities decreased due primarily to decreases in accrued compensation. Receivables increased due primarily to higher pricing and shipment activity in the NA EWP segment and increased lumber pricing at the end of Q2-23, offset in part by lower pulp pricing. Inventory decreased due primarily to lower log volumes, and to a lesser extent, lower lumber and pulp volumes.
Financing Activities
Cash used in financing activities decreased compared to Q2-22 and YTD-22 due primarily to lower common share repurchases. We returned $1,475 million and $1,664 million during the three and six months ended June 30, 2022 respectively to our shareholders through Common shares repurchased under our NCIB and SIB programs, whereas no share repurchases took place in 2023.
We returned a total of $25 million and $50 million during the three and six months ended June 30, 2023 respectively to our shareholders through dividend payments, which is comparable to the same periods in 2022.
Investing Activities
Capital expenditures of $106 million in Q2-23 (Q2-22 - $88 million) and $205 million in YTD-23 (YTD-22 - $181 million) reflect our philosophy of continued reinvestment in our mills.

	Three Months Ended		Six Months Ended
Capital Expenditures by Segment ($ millions)	June 30,	June 30,	June 30,	June 30,
	2023	2022	2023	2022
Lumber	$48	$25	$96	$58
North America EWP	27	44	66	102
Pulp & Paper	17	13	22	14
Europe EWP	9	5	14	6
Corporate	5	1	7	1
Total	$106	$88	$205	$181
Financial Instruments
Our financial instruments, their accounting classification, and associated risks are described in Note 23 to the Annual Financial Statements.

RISKS AND UNCERTAINTIES
Our business is subject to a number of risks and uncertainties. Risks and uncertainties are included in our Annual MD&A, as updated in the disclosures in our quarterly MD&A, our public filings with securities regulatory authorities, and also include additional risks and uncertainties identified in this MD&A.

CONTROLS AND PROCEDURES
West Fraser is responsible for establishing and maintaining disclosure controls and procedures and internal control over financial reporting, each as defined in NI 52-109 in Canada and under the Securities Exchange Act of 1934, as amended, in the United States.
Disclosure Controls and Procedures
We have designed our disclosure controls and procedures to provide reasonable assurance that information that is required to be disclosed by us in our annual filings, interim filings and other reports that we file or submit under securities legislation is recorded, processed, summarized and reported within the time periods specified in the securities legislation. These include controls and procedures designed to ensure that information that we are required to disclose under securities legislation is accumulated and communicated to our management, including our President and Chief Executive Officer (“CEO”) and the Senior Vice-President, Finance and Chief Financial Officer (“CFO”), as appropriate to allow timely decisions regarding required disclosure.
Management’s Report on Internal Control Over Financial Reporting
Management is responsible for establishing and maintaining adequate internal control over financial reporting to provide reasonable assurance regarding the reliability of financial reporting and the preparation of consolidated financial statements for external reporting purposes in accordance with IFRS.
There has been no change in our internal control over financial reporting during the three months ended June 30, 2023, that has materially affected, or is reasonably likely to materially affect, our internal control over financial reporting.
Due to its inherent limitations, internal control over financial reporting may not prevent or detect misstatements on a timely basis. Additionally, projections of any evaluation of the effectiveness of internal control over financial reporting to future periods are subject to the risk that the controls may become inadequate because of changes in conditions, or that the degree of compliance with the policies or procedures may deteriorate.

DEFINITIONS, RECONCILIATIONS, AND OTHER INFORMATION
Non-GAAP and Other Specified Financial Measures
Throughout this MD&A, we make reference to (i) certain non-GAAP financial measures, including Adjusted EBITDA and Adjusted EBITDA by segment (our “Non-GAAP Financial Measures”), (ii) certain capital management measures, including available liquidity, total debt to capital ratio, and net debt to capital ratio (our “Capital Management Measures”), and (iii) certain supplementary financial measures, including our expected capital expenditures (our “Supplementary Financial Measures”). We believe that these Non-GAAP Financial Measures, Capital Management Measures, and Supplementary Financial Measures (collectively, our “Non-GAAP and other specified financial measures”) are useful performance indicators for investors to understand our operating and financial performance and our financial condition. These Non-GAAP and other specified financial measures are not generally accepted financial measures under IFRS and do not have standardized meanings prescribed by IFRS. Investors are cautioned that none of our Non-GAAP Financial Measures should be considered as an alternative to earnings or cash flow, as determined in accordance with IFRS. As there is no standardized method of calculating any of these Non-GAAP and other specified financial measures, our method of calculating each of them may differ from the methods used by other entities and, accordingly, our use of any of these Non-GAAP and other specified financial measures may not be directly comparable to similarly titled measures used by other entities. Accordingly, these Non-GAAP and other specified financial measures are intended to provide additional information and should not be considered in isolation or as a substitute for measures of performance prepared in accordance with IFRS. The reconciliation of the Non-GAAP measures used and presented by the Company to the most directly comparable IFRS measures is provided in the tables set forth below.
Adjusted EBITDA and Adjusted EBITDA by Segment

Adjusted EBITDA is used to evaluate the operating and financial performance of our operating segments, generate future operating plans, and make strategic decisions. Adjusted EBITDA is defined as earnings determined in accordance with IFRS adding back the following line items from the consolidated statements of earnings and comprehensive earnings: finance expense, tax provision or recovery, amortization, equity-based compensation, restructuring and impairment charges, and other.

Adjusted EBITDA by segment is defined as operating earnings determined for each reportable segment in accordance with IFRS adding back the following line items from the consolidated statements of earnings and comprehensive earnings for that reportable segment: amortization, equity-based compensation, and restructuring and impairment charges.

EBITDA is commonly reported and widely used by investors and lending institutions as an indicator of a company’s operating performance, ability to incur and service debt, and as a valuation metric. We calculate Adjusted EBITDA and Adjusted EBITDA by segment to exclude items that do not reflect our ongoing operations and should not, in our opinion, be considered in a long-term valuation metric or should not be included in an assessment of our ability to service or incur debt.

We believe that disclosing these measures assists readers in measuring performance relative to other entities that operate in similar industries and understanding the ongoing cash generating potential of our business to provide liquidity to fund working capital needs, service outstanding debt, fund future capital expenditures and investment opportunities, and pay dividends. Adjusted EBITDA is used as an additional measure to evaluate the operating and financial performance of our reportable segments.

The following table reconciles Adjusted EBITDA to the most directly comparable IFRS measure, earnings.

Quarterly Adjusted EBITDA ($ millions)	Q2-23	Q1-23	YTD-23	Q2-22	YTD-22
Earnings	$(131)	$(42)	$(173)	$762	$1,852
Finance expense (income), net	(9)	(7)	(16)	3	10
Tax provision (recovery)	(46)	(21)	(67)	240	570
Amortization	135	138	273	144	301
Equity-based compensation	12	2	14	(1)	(6)
Restructuring and impairment charges	129	3	132	—	13
Other expense (income)	(10)	(14)	(24)	(24)	(24)
Adjusted EBITDA	$80	$58	$138	$1,124	$2,716

The following tables reconcile Adjusted EBITDA by segment to the most directly comparable IFRS measures for each of our reportable segments. We consider operating earnings to be the most directly comparable measure for Adjusted EBITDA by segment.

Quarterly Adjusted EBITDA by Segment ($ millions)

Q2-23	Lumber	NA EWP	Pulp & Paper	Europe EWP	Corporate & Other	Total
Operating earnings	$(41)	$58	$(204)	$7	$(16)	$(196)
Amortization	44	68	8	12	3	135
Equity-based compensation	—	—	—	—	12	12
Restructuring and impairment charges	7	—	122	—	—	129
Adjusted EBITDA by segment	$10	$126	$(74)	$19	$(1)	$80

Q1-23	Lumber	NA EWP	Pulp & Paper	Europe EWP	Corporate & Other	Total
Operating earnings	$(48)	$(38)	$(2)	$8	$(4)	$(85)
Amortization	46	69	9	12	2	138
Equity-based compensation	—	—	—	—	2	2
Restructuring and impairment charges	1	—	1	—	—	3
Adjusted EBITDA by segment	$—	$31	$7	$20	$—	$58

Q2-22	Lumber	NA EWP	Pulp & Paper	Europe EWP	Corporate & Other	Total
Operating earnings	$405	$545	$(11)	$42	$—	$981
Amortization	44	78	8	12	2	144
Equity-based compensation	—	—	—	—	(1)	(1)
Restructuring and impairment charges	—	—	—	—	—	—
Adjusted EBITDA by segment	$449	$623	$(3)	$54	$1	$1,124

YTD-23	Lumber	NA EWP	Pulp & Paper	Europe EWP	Corporate & Other	Total
Operating earnings	$(89)	$20	$(207)	$15	$(20)	$(281)
Amortization	91	137	17	24	5	273
Equity-based compensation	—	—	—	—	14	14
Restructuring and impairment charges	9	—	123	—	—	132
Adjusted EBITDA by segment	$10	$157	$(66)	$39	$(1)	$138

YTD-22	Lumber	NA EWP	Pulp & Paper	Europe EWP	Corporate & Other	Total
Operating earnings	$1,155	$1,192	$(48)	$103	$6	$2,408
Amortization	90	161	17	29	4	301
Equity-based compensation	—	—	—	—	(6)	(6)
Restructuring and impairment charges	—	—	13	—	—	13
Adjusted EBITDA by segment	$1,245	$1,353	$(18)	$132	$4	$2,716
Available liquidity
Available liquidity is the sum of our cash and cash equivalents and funds available under our committed and uncommitted bank credit facilities. We believe disclosing this measure assists readers in understanding our ability to meet uses of cash resulting from contractual obligations and other commitments at a point in time.

Available Liquidity ($ millions)	June 30,	December 31,
	2023	2022
Cash and cash equivalents	$994	$1,162
Operating lines available (excluding newsprint operation)[1]	1,054	1,053
	2,048	2,215
Cheques issued in excess of funds on deposit	—	—
Borrowings on operating lines	—	—
Available liquidity	$2,048	$2,215
1.Excludes demand line of credit dedicated to our jointly-owned newsprint operation as West Fraser cannot draw on it.
Total debt to total capital ratio
Total debt to total capital ratio is total debt divided by total capital, expressed as a percentage. Total capital is defined as the sum of total debt plus total equity. This calculation is defined in certain of our bank covenant agreements. We believe disclosing this measure assists readers in understanding our capital structure, financial solvency, and degree of leverage at a point in time.

The following table outlines the composition of the measure.

Total Debt to Capital ($ millions)	June 30,	December 31,
	2023	2022
Debt
Operating loans	$—	$—
Current and long-term lease obligation	45	37
Current and long-term debt	500	500
Derivative liabilities[1]	—	—
Open letters of credit[1]	43	61
Total debt	588	598
Shareholders’ equity	7,417	7,619
Total capital	$8,005	$8,217
Total debt to capital	7%	7%
1.Letters of credit facilities and the fair value of derivative liabilities are part of our bank covenants’ total debt calculation.
Net debt to capital ratio
Net debt to capital ratio is net debt divided by total capital, expressed as a percentage. Net debt is calculated as total debt less cash and cash equivalents, open letters of credit, and the fair value of any derivative liabilities. Total capital is defined as the sum of net debt plus total equity. We believe disclosing this measure assists readers in understanding our capital structure, financial solvency, and degree of leverage at a point in time. We believe that using net debt in the calculation is helpful because net debt represents the amount of debt obligations that are not covered by available cash and cash equivalents.
The following table outlines the composition of the measure.

Net Debt to Capital ($ millions)	June 30,	December 31,
	2023	2022
Debt
Operating loans	$—	$—
Current and long-term lease obligation	45	37
Current and long-term debt	500	500
Derivative liabilities[1]	—	—
Open letters of credit[1]	43	61
Total debt	588	598
Cash and cash equivalents	(994)	(1,162)
Open letters of credit	(43)	(61)
Derivative liabilities	—	—
Cheques issued in excess of funds on deposit	—	—
Net debt	(449)	(625)
Shareholders’ equity	7,417	7,619
Total capital	$6,968	$6,994
Net debt to capital	(6%)	(9%)
1.Letters of credit facilities and the fair value of derivative liabilities are part of our bank covenants’ total debt calculation.
Expected capital expenditures
This measure represents our best estimate of the amount of cash outflows relating to additions to capital assets for the current year based on our current outlook. This amount is comprised primarily of various improvement projects and maintenance-of-business expenditures, projects focused on optimization and automation of the manufacturing process, and projects targeted to reduce greenhouse gas emissions. This measure assumes no deterioration in market conditions during the year and that we are able to proceed with our plans on time and on budget. This estimate is subject to the risks and uncertainties identified in this MD&A.

Glossary of Key Terms

We use the following terms in this MD&A:

Term	Description
AAC	Annual allowable cut
ADD	Antidumping duty
AR	Administrative Review by the USDOC
B.C.	British Columbia
BCTMP	Bleached chemithermomechanical pulp
CAD or CAD$	Canadian dollars
CEO	President and Chief Executive Officer
CFO	Senior Vice-President, Finance and Chief Financial Officer
CGU	Cash generating unit
COSO	Committee of Sponsoring Organizations of the Treadway Commission
Crown timber	Timber harvested from lands owned by a provincial government
CVD	Countervailing duty
EDGAR	Electronic Data Gathering, Analysis and Retrieval System
ESG	Environmental, Social and Governance
EWP	Engineered wood products
GHG	Greenhouse gas
IFRS	International Financial Reporting Standards as issued by the International Accounting Standards Board
LVL	Laminated veneer lumber
MDF	Medium-density fibreboard
NA	North America
NA EWP	North America Engineered Wood Products
NBSK	Northern bleached softwood kraft pulp
NCIB	Normal course issuer bid
2022 NCIB	Normal course issuer bid - February 23, 2022 to February 22, 2023
2023 NCIB	Normal course issuer bid - February 27, 2023 to February 26, 2024
NI 52-109	National Instrument 52-109 - Certification of Disclosure in Issuers’ Annual and Interim Filings
Norbord	Norbord Inc.
Norbord Acquisition	Acquisition of Norbord completed February 1, 2021
NYSE	New York Stock Exchange
OSB	Oriented strand board
POI	Period of Investigation in respect of an USDOC administrative review
PPE	Property, plant, and equipment
Q1-23 or Q1-22	three months ended March 31, 2023 or 2022 and for balance sheet amounts as at March 31, 2023 or 2022
Q2-23 or Q2-22	three months ended June 30, 2023 or 2022 and for balance sheet amounts as at June 30, 2023 or 2022
Q3-23 or Q3-22	three months ended September 29, 2023 or September 30, 2022 and for balance sheet amounts as at September 29, 2023 or September 30, 2022
Q4-23 or Q4-22	three months ended December 31, 2023 or 2022 and for balance sheet amounts as at December 31, 2023 or 2022
SEDAR+	System for Electronic Document Analysis and Retrieval +
2021 SIB	Our substantial issuer bid completed in August 2021
2022 SIB	Our substantial issuer bid completed in June 2022
SOX	Section 404 of the Sarbanes-Oxley Act

SPF	Spruce/pine/balsam fir lumber
SYP	Southern yellow pine lumber
TSX	Toronto Stock Exchange
U.K.	United Kingdom
UKP	Unbleached kraft pulp
U.S.	United States
USD or $ or US$	United States Dollars
USDOC	United States Department of Commerce
USITC	United States International Trade Commission
Forward-Looking Statements

This MD&A includes statements and information that constitutes “forward-looking information” within the meaning of Canadian securities laws and “forward-looking statements” within the meaning of United States securities laws (collectively, “forward-looking statements”). Forward-looking statements include statements that are forward-looking or predictive in nature and are dependent upon or refer to future events or conditions. We use words such as “expects,” “anticipates,” “plans,” “believes,” “estimates,” “seeks,” “intends,” “targets,” “projects,” “forecasts” or negative versions thereof and other similar expressions, or future or conditional verbs such as “may,” “will,” “should,” “would” and “could” to identify these forward-looking statements. These forward-looking statements generally include statements which reflect management’s expectations regarding the operations, business, financial condition, expected financial results, performance, prospects, opportunities, priorities, targets, goals, ongoing objectives, strategies and outlook of West Fraser and its subsidiaries, as well as the outlook for North American and international economies for the current fiscal year and subsequent periods.

Forward-looking statements included in this MD&A include references to:

Discussion	Forward-Looking Statements
Our Business and Strategy	our corporate strategy and objectives to generate strong financial results through the business cycle, maintain a strong balance sheet and liquidity profile along with an investment-grade debt rating, to maintain a leading cost position and to return capital to shareholders, reinvest in operations, renewable building materials, and achieve science-based targets to achieve near-term greenhouse gas reductions across all our operations
Recent Developments – Markets	impact of interest rates and inflationary price pressures, housing demand, housing prices, unemployment rates, inflationary pressures on demand for lumber and OSB, expectations regarding near, medium and longer-term core demand, and import trends; demand for UKP pulp and market oversupply
Recent Developments - Sale of Hinton pulp mill	satisfaction of the conditions to closing of the sale of the Hinton pulp mill and the timing of closing
Discussion & Analysis of Annual Results by Product Segment - Lumber Segment - Softwood Lumber Dispute	administrative review commencement, adjustment of export duty rates, proceedings related to duty rates, and timing of finalization of AR5 and AR6 duty rates
Business Outlook – Markets
market conditions, demand for our products over the near, medium and longer term, impacts of interest rates, Ukraine conflict, inflationary pressures, including increases in energy prices, transportation constraints, final AR4, AR5 and AR6 duty rates; ability to capitalize on long-term opportunities; and impact of labour disputes at B.C. ports on pulp shipments

Business Outlook – Operations
production levels, demand expectations, projected SPF and SYP lumber shipments, projected OSB shipments, projected pulp and paper shipments, operating costs, B.C. and Alberta stumpage rates and U.S. South log costs, the impact of inflationary pressures and availability constraints for labour, transportation, raw materials such as resins and chemicals, and energy, expectations as to availability of transportation services, the timing, costs of restart, ramp up period to target production and contribution to shipments of Allendale OSB facility, and the overall OSB platform with modern Allendale OSB facility; expectations as to moderation of log and input costs and increasing or elevated interest rates

Business Outlook – Cash Flows
projected cash flows from operations and available liquidity, projected capital expenditures (including with respect to the modernization of the Henderson, Texas lumber manufacturing facility), expected results of capital expenditures, including improvements, maintenance, optimization and automation projects and projects targeted to reduce greenhouse gas emissions, maintenance of our investment grade debt rating, strategic growth opportunities, expected continuity of dividends and share repurchases

Liquidity and Capital Resources	Available liquidity

By their nature, these forward-looking statements involve numerous assumptions, inherent risks and uncertainties, both general and specific, which contribute to the possibility that the predictions, forecasts, and other forward-looking statements will not occur. Factors that could cause actual results to differ materially from those contemplated or implied by forward-looking statements include, but are not limited to:

•assumptions in connection with the economic and financial conditions in the U.S., Canada, U.K., Europe and globally and consequential demand for our products, including the impact of the conflict in the Ukraine;
•continued increases in interest rates and inflation could impact housing affordability and repair and remodelling demand, which could reduce demand for our products;
•global supply chain issues may result in increases to our costs and may contribute to a reduction in near-term demand for our products;
•risks inherent to product concentration and cyclicality;
•effects of competition for logs and fibre resources and product pricing pressures, including continued access to log supply and fibre resources at competitive prices and the impact of third-party certification standards;
•effects of variations in the price and availability of manufacturing inputs, including energy, employee wages, resin and other input costs, and the impact of inflationary pressures on the costs of these manufacturing costs, including increases in stumpage fees and log costs;
•availability and costs of transportation services, including truck and rail services, and port facilities, the impacts on transportation services of wildfires and severe weather events, and the impact of increased energy prices on the costs of transportation services;
•transportation constraints may negatively impact our ability to meet projected shipment volumes;
•the timing of our planned capital investments may be delayed, the ultimate costs of these investments may be increased as a result of inflation, and the projected rates of return may not be achieved;
•various events that could disrupt operations, including natural, man-made or catastrophic events including wildfires and any state of emergency and/or evacuation orders issued by governments and ongoing relations with employees;
•risks inherent to customer dependence;
•impact of future cross border trade rulings or agreements;
•implementation of important strategic initiatives and identification, completion and integration of acquisitions;
•impact of changes to, or non-compliance with, environmental or other regulations;
•the impact of the COVID-19 pandemic on our operations and on customer demand, supply and distribution and other factors;
•government restrictions, standards or regulations intended to reduce greenhouse gas emissions;
•our inability to achieve our SBTi commitment for the reduction of greenhouse gases as planned;
•continued governmental approvals and authorizations to access timber supply;
•changes in government policy and regulation, including actions taken by the Government of British Columbia pursuant to recent amendments to forestry legislation and initiatives to defer logging of forests deemed “old growth” and the impact of these actions on our timber supply;
•impact of weather and climate change on our operations or the operations or demand of its suppliers and customers;
•ability to implement new or upgraded information technology infrastructure;
•impact of information technology service disruptions or failures;
•impact of any product liability claims in excess of insurance coverage;
•risks inherent to a capital intensive industry;
•impact of future outcomes of tax exposures;
•potential future changes in tax laws, including tax rates;
•investigations, claims and legal, regulatory and tax proceedings covering matters which if resolved unfavourably may result in a loss to the Company;
•effects of currency exposures and exchange rate fluctuations;
•fair values of our electricity swaps may be volatile and sensitive to fluctuations in forward electricity prices;

•future operating costs;
•availability of financing, bank lines, securitization programs and/or other means of liquidity;
•continued access to timber supply in the traditional territories of Indigenous Nations;
•our ability to continue to maintain effective internal control over financial reporting;
•satisfaction of the conditions to closing of our sale of the Hinton pulp mill and related timing of the closing, including impacts to proceeds from the sale if the working capital at closing is below target;
•the risks and uncertainties described in this MD&A, our Q1-23 MD&A and in our 2022 Annual MD&A; and
•other risks detailed from time to time in our annual information forms, annual reports, MD&A, quarterly reports and material change reports filed with and furnished to securities regulators.
In addition, actual outcomes and results of these statements will depend on a number of factors including those matters described under “Risks and Uncertainties” in our annual MD&A and this interim MD&A and may differ materially from those anticipated or projected. This list of important factors affecting forward‑looking statements is not exhaustive and reference should be made to the other factors discussed in public filings with securities regulatory authorities. Accordingly, readers should exercise caution in relying upon forward‑looking statements and we undertake no obligation to publicly update or revise any forward‑looking statements, whether written or oral, to reflect subsequent events or circumstances except as required by applicable securities laws.
Additional Information

Additional information on West Fraser, including our Annual Information Form and other publicly filed documents, is available on the Company’s website at www.westfraser.com, on SEDAR+ at www.sedarplus.ca and on the EDGAR section of the SEC website at www.sec.gov/edgar.shtml.

Where this MD&A includes information from third parties, we believe that such information (including information from industry and general publications and surveys) is generally reliable. However, we have not independently verified any such third-party information and cannot assure you of its accuracy or completeness.